

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

     Re: The Toronto-Dominion Bank
              Form 40-F for the Fiscal Year Ended October 31, 2012
              Filed December 6, 2012
              File No. 1-14446

Dear Ms. Johnston:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 99.2

Management's Discussion and Analysis, page 1

Canadian Personal and Commercial Banking, page 21

1.   You disclose, on page 23, that the lower growth rate in consumer lending can be attributed to new regulations for underwriting real estate secured loans and consumer focus on managing debt levels. Please tell us how you have modified your underwriting

standards for real estate secured loans, and confirm that you will disclose that information in future filings.

Allowance for Credit Losses, page 45

2.   You disclose that for the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and forecasted balances. Please tell us the types of retail loans that you forecast balances on in order to calculate your allowance estimate. In addition, clarify in your disclosure how the use of forecasted balances captures only the incurred losses discussed in paragraphs AG89 and AG90 of IAS 39.

Exhibit 99.3

Consolidated Financial Statements, page 1

Consolidated Statement of Income, page 5

3.   We note that you have presented you insurance revenues and expenses on a net basis. Please provide us with your analysis under IFRS that supports netting these amounts on the Consolidated Statement of Income, and include in your analysis how you considered paragraphs 32-35 of IAS 1. In addition, we also note your short-duration insurance contracts revenue recognition policy on page 19 that references the premiums net of reinsurance. Clarify whether you offset the income and expense from reinsurance contracts against the expense and income from the related short-duration insurance contracts in other income. Refer to paragraph 14(d) of IFRS 4.

Notes to the Consolidated Financial Statements, page 9

Note 2 Summary of Significant Accounting Policies, page 10

Loans, page 12

4.   We note your use of historical default rates as well as a probability of default in calculating your collectively assessed allowance for individually insignificant impaired loans and incurred but not identified credit losses. Please revise your disclosure in future filings to clarify your definition of default. State whether you have a threshold in terms of days past due that you consider in determining whether a loan is in default, and if so, clarify whether there are differences in the threshold for each loan class.

Counterparty-Specific Allowance, page 13

5.   You state that your impairment assessment for loans is based on credit ratings, overall
        financial condition, and the realizable value of the collateral, where applicable. We also
        note your response filed on August 19, 2011 to our prior comment 8 and that third-party
        appraisals may be received on impaired loans depending on type of collateral. Please tell
        us the following and confirm that you will revise your disclosure in future filings
        accordingly:

        •   How often you update the realizable value of the collateral for secured impaired loans
            and whether the value is always based on third-party appraisals or another valuation
            method. If another method like the use of an automated valuation model (AVM),
            please describe the method to us.

        •   You also disclose the average loan-to-value ratios for your uninsured, newly
            originated and acquired residential mortgage and home equity line within Table 20 on
            page 24 of Form 6-K filed on February 28, 2013. Clarify how the value was
            determined for this ratio and if obtained from an AVM, tell us how you validate the
            accuracy of house prices provided by the system.

Acquired Credit-Impaired Loans, page 13

6.   We note your accounting policy for acquired loans both those for which an incurred loss
        is not present at the acquisition date and those you deemed acquired credit-impaired
        (ACI) loans. Please address the following in your future filings:

        •   In your disclosure for the MBNA acquisition on page 6 of Exhibit 99.2, you state that
            estimated fair value of loans reflects the expected credit losses at the acquisition date.
            Please reconcile this statement with the one here that the fair value of acquired loans
            reflects *only* the incurred credit losses estimated at the acquisition date.

        •   In your accounting policy, address whether, and if so, how and when you measure
            and recognize future credit losses for both your ACI loans and your acquired loans for
            which an incurred loss is not present at the acquisition date. In your disclosure,
            clarify how the initial fair value amount recorded for both categories of acquired
            loans is accreted over the term of the loan and to what amount (i.e. contractual
            principal, expected cash flows, or contractual principal less incurred losses, etc.).

        •   Clarify whether the "credit related fair value adjustments" line, in your Acquired
            Credit-Impaired Loans table on page 44 includes both incurred and future credit
            losses.

        •   On page 44, clearly disclose which of the adjustments made to the unpaid principal
            balance to calculate the carrying value are being recognized as interest income under

the effective interest rate method. Also, clarify the statement "net of charge-offs since inception of loan" in footnote one to this table and Table 40 of Exhibit 99.2 given that you acquired these loans subsequent to inception of the loan.

Note 23 Insurance, page 68

Reconciliation of Changes in Liabilities for Property and Casualty Insurance, page 69

7.   We note your unfavorable prior accident years' claims development for 2012 was 10% of the beginning balance for property and casualty insurance net provision for unpaid claims. We also note your disclosure on page 26 of Exhibit 99.2 that the unfavorable amount was due to worse than anticipated frequency and severity of auto claims related to accident years pre-2011. Please address the following:

- Considering the trends in claims severity and frequency had the most impact on your prior accident years claims development amount, and as a result on the provision for unpaid property and casualty claims in 2012, tell us why you did not disclose these assumptions in accordance with paragraph 37(c) and (d) of IFRS 4.

- Revise your future filings to disclose the process used to determine the assumptions that have the greatest effect on the measurement of your insurance provision, and quantify those assumptions. To the extent that you have determined it is not practicable to quantify non-qualitative assumptions, tell us why it is not practicable to do so.

- In your disclose state whether your sensitivity analysis for the discount rate and adverse deviation assumptions are based upon reasonably possible changes and whether the discount rate and adverse deviation are your only significant assumptions for your insurance provision. Refer to paragraph 39A(a) of IFRS 4.

- Tell us whether you elected the insurance exemption in paragraph D4 of IFRS 1 to apply the transitional provisions in IFRS 4. If so, quantify the impact or changes in your accounting related to this election.

Note 36 Information on Subsidiaries, page 96

8.   We note your disclosure on page 97 that certain of your subsidiaries have restrictions on their ability to transfer funds, including paying dividends to you. Please quantify for us the amount of your consolidated net assets that are held by your subsidiaries and restricted from being transferred to your parent company. Refer to paragraph 41(d) of IAS 27.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant